Exhibit 99.1

Sierra Metals Announces Filing of NI 43-101 Technical Report for Updated PEA on the Expansion of Its Yauricocha Mine in Peru

TORONTO--(BUSINESS WIRE)--March 3, 2022--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) (“Sierra Metals” or ““Company”) has filed an updated technical report (the “Report“) prepared in accordance with National Instrument 43-101 on the expansion of its Yauricocha Mine in Peru.

The Report dated February 25, 2022 with an effective date of March 31, 2021, is entitled “Preliminary Economic Assessment, Yauricocha Mine, Yauyos Province, Peru.” The Report was prepared for Sierra Metals by SRK Consulting (Canada) Inc. (“SRK”) and Redco Global Peru S.A.C. (“Redco”). There are no material differences in the Report from those results disclosed in the Company’s press release dated January 20, 2022.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company with Green Metal exposure including increasing copper production and base metal production with precious metals byproduct credits, focused on the production and development of its Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Contacts

Investor Relations
Sierra Metals Inc.
Tel: +1 (416) 366-7777
Email: info@sierrametals.com

Americo Zuzunaga
Vice President of Corporate Planning
Sierra Metals Inc.
Tel: +1 (416) 366-7777

Luis Marchese
CEO
Sierra Metals Inc.
Tel: +1 (416) 366-7777